

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 4720

July 1, 2016

Noel Mijares
Chief Executive Officer, President and Director
Ihealthcare, Inc.
141 NE 3rd Avenue
Miami, FL 33132

> **Re: Opulent Acquisition, Inc.**
> **Amendment No. 1 to Form 8-K**
> **Filed June 13, 2016**
> **File No. 000-55378**

Dear Mr. Mijares:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Business, page 5

1. We note your response to our prior comment 3. However, it appears that as a company involved in the distribution of a device approved by the U.S. Food and Drug Administration, you must comply with the FDA's post market requirements. Please revise this section to discuss the applicable FDA requirements or explain why they are not applicable.

Description of Business, page 6

Current Product(s), page 7

2. We note your response to our prior comment 5. Item 601(b)(10) requires you to file material contracts as an exhibit to both a Form 10 and a Form S-1. To the extent you can demonstrate that disclosure of information in the agreement is likely to cause competitive harm and the information is not material to investors, you can redact limited portions of the agreement by filing a request for confidential treatment pursuant to Rule 24b-2. Please refer to the

procedures detailed in Staff Legal Bulletin No. 1 (with addendum) (July 11, 2001). Please note that we will not grant confidential treatment for information that we deem material to an investor. Additionally, the terms that are material to an investor should be included in the discussion of your business. Accordingly, for each agreement, please disclose the following, as applicable:

- Each parties' rights and obligations;
- Duration of agreement;
- Term and termination provisions;
- Payment provisions, which may include the following:
  - Aggregate amounts paid or received to date under the agreement, including any up front or execution payments;
  - Profit or revenue-sharing provisions, including a narrow range indicating the approximate royalty rate;
  - Minimum purchase requirements; and
  - The nature of the "special pricing" provisions.

3. We note your response to our prior comment 6. Please also provide us with the 510K number for the UDT Cup.

Risk Factors, page 8

4. We note your response to our prior comment 12. However, your revised disclosure does not address all of the concerns in our comment. Please revise this risk factor to explain the potential consequences of the going concern opinion including the potential impact on the value of your common stock and the possibility that you may have a more difficult time obtaining financing.

Directors and Executive Officers, page 12

5. We note your response to our prior comment 16. Please revise your narrative discussion of Mr. Bingaman's experience to identify the specific years and companies referred to in the following disclosure: "More recently, he led strategy and business plan development for a national physician medical billing roll up, lead executive in seven SaaS ventures and five Blue Ocean strategy projects and developed a mobile integrated health model."

Description of Securities, page 16

6. We note that your Restated Certificate of Incorporation includes an exclusive forum provision at Article IX. Please revise this section to disclose the terms of the exclusive forum provision and its implications. Please also include risk factor disclosure that such a provision may limit a shareholder's ability to bring a claim in a judicial forum that it finds favorable for disputes, and may discourage lawsuits with respect to such claims against the company and its officers, directors or other employees.

7. We note that your Bylaws include a fee-shifting provision at Article IX, Section 1. Please revise this section to disclose the terms of the fee-shifting provision and its implications, including:

- The types of actions subject to fee-shifting, including whether you intend to apply the provision to claims under the federal securities laws;
- The level of recovery required by the plaintiff to avoid payment; and
- Who is subject to the provision (e.g., former and current shareholders, legal counsel, expert witnesses) and who would be allowed to recover (e.g., company, directors, officers, affiliates).

Please also address the validity of such provision in light of the adoption of DGCL §§102(f) and 109(b), which prohibits Delaware corporations from including fee-shifting provisions for internal corporate claims in their certificates of incorporation or bylaws. Additionally, please include risk factor disclosure that such a provision may deter shareholders from enforcing their rights under the federal securities laws and discourage shareholder lawsuits that might otherwise benefit the company and its shareholders.

Financial Statements, F-1

8. We acknowledge your responses to prior comments 20 and 21. We concur that the interim financial statements of IHealthcare, Inc (Florida) for the quarterly period ended March 31, 2016 are not required in the Form 8-K. In order to fully evaluate your responses to these comments including the propriety of your pro forma financial information, and to ensure that the appropriate entity's financial statements are provided in future periodic reports with application of the appropriate accounting and presentation of the appropriate periods, please address the following:

- Tell us how IHealthcare, Inc. (Florida) accounted for its January 14, 2016 acquisition of Opulent Acquisition, Inc., including the terms of that acquisition and consideration it paid. Indicate which entity was deemed the accounting acquirer and why. Reference for us the authoritative literature to which IHealthcare, Inc. relied.
- Tell us the terms of IHealthcare, Inc (Florida)'s February 18, 2016 licensing agreement with Innovative Laboratory Solutions and how IHealtcare, Inc. (Florida) accounted for the consideration paid. Reference for us the authoritative literature to which IHealthcare, Inc. relied.
- Tell us the accounting treatment that will be ascribed to the April 22, 2016 merger between IHealthcare, Inc. (formerly known as Opulent Acquisition, Inc.) and IHealthcare, Inc. (Florida). Provide us a full analysis supporting this accounting, including which entity is deemed the accounting acquirer and why. Reference for us the authoritative literature to which you rely.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christine Torney at (202) 551-3652 or James Rosenberg at (202) 551-3679 if you have questions regarding comments on the financial statements and related matters. Please contact Christina Thomas at (202) 551-3577 or me at (202) 551-3675 with any other questions.

Sincerely,

/s/ Suzanne Hayes

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Tom DeNunzio
        V Financial Group, LLC